UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549
                                     FORM 12b-25

        [ ] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-QSB

For Period Ended: September 30,                     SEC FILE NUMBER 33-2128-D
                                                    CUSIP NUMBER 65336B 20 2

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
   Full Name of Registrant                    Nexia Holdings, Inc.
                                                 --------------------

        Former Name if Applicable                  N/A
                                                -----------

        Address of Principal Executive Office:  268 West 400 South, Suite 300
                                                Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

               [X]    (a)    The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

               [X]    (b)    The subject annual report, semi-annual report,
transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.


The Company is in the process of relocating its corporate headquarters which has caused delays in the timely preparation of the information required by a 10-QSB without unreasonable effort or expense to the company.

Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification.

 Richard D. Surber               President                     (801)575-8073
 ------------------             ----------                     -------------
 (Name)                          (Title)                    (Telephone Number)

               (2)    Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                        ( X ) Yes   ()  No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        ( ) Yes  ( X) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                     Nexia Holdings, Inc.
                                     --------------------
                         (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 11, 2004                     By: ____/s/ Richard Surber
     ------------------                                               -
                                            Name: Richard D. Surber
                                            Title:    President





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